Exhibit (d) (6)

New York Life Insurance and Annuity Corporation

(A Stock Company Incorporated in Delaware)

1[51 Madison Avenue, New York, New York 10010]

2[800-598-2019]

3[www.newyorklife.com]

Premium Deposit Account (PDA) Rider

This rider is made part of the policy to which it is attached and becomes part of the Entire Contract under the Base Policy. It is subject to all terms, conditions, and limitations of the Base Policy. Unless stated otherwise, the terms in this rider have the same meaning as the terms in the Base Policy to which this rider is attached.

This rider is executed and signed for New York Life Insurance and Annuity Corporation by:

[4][CEO & President]	[4][Secretary]

Glossary of Terms

Account The Premium Deposit Account in which your Deposit will be placed.

Base Policy The policy to which this rider is attached.

Deposit A lump sum deposit made to us for the purpose of paying the present value of future Planned Premiums under the Base Policy. (We determine the present value based on the rate described in the Interest Crediting section below.) The minimum and maximum Deposit we will accept into the Account is specified on this rider’s specifications page. Once a deposit is made, you may not add any additional funds to the Account at any future time, unless we consent. We reserve the right to limit Account deposits.

Full Cash Withdrawal A full cash withdrawal of the remaining Account balance, minus a Withdrawal Fee that is detailed in the Withdrawal Fee And Waivers section of this rider. A Full Cash Withdrawal is permitted at any time.

One-Time Withdrawal During the first 3 Policy Years after you make the Deposit to the Account, you may make a one-time withdrawal that is equal to the lesser of: (a) 10% of the amount in the Account; or (b) $25,000. We must receive a signed notice from you electing to make this one-time withdrawal no later than 31 days before the Base Policy’s third Policy Anniversary. A Withdrawal Fee will not be deducted from this One-Time Withdrawal.

Withdrawal Fee A percentage that may be deducted from the amount withdrawn from the Account, in accordance with the terms of this rider. The Withdrawal Fee can change but will not exceed the percentage shown in this rider’s specifications page.

Benefit

This rider provides you with the right to make a Deposit to us while this rider and the Base Policy are in effect. This right must be elected by you in a notice you sign that gives us the information we need.

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Premium Deposit Account

After the initial premium is paid for the Base Policy, your Deposit will be placed in the Account. Any subsequent Planned Premiums will be paid from the Account as shown in the Premium Schedule in the notice form that you sign when electing to make a Deposit. There will be no charge or Withdrawal Fee applied to money used from the Account to pay Planned Premiums on the Base Policy. If the premium payment mode currently selected on your Base Policy is any mode other than annual or monthly, you will need to change the mode to annual or monthly by this rider’s Expiry Date. The mode selected cannot be changed for the duration of this rider. Your Deposit into the Account is not a premium payment, it is not a part of your insurance coverage and is not included in the Cash Value under the Base Policy. While the Account has a positive balance, we will apply funds from this Account to make Planned Premium payments into the Policy.

If you lower your Planned Premium payments, we will pay the new Planned Premium from the Account and return the difference in premium, minus any applicable Withdrawal Fee described below for all future years. Any increase to your Planned Premium payments will be paid from the Account. There may be tax withholding amounts that reduce the amounts remaining in the Account if you do not provide us with a properly completed Form W-9 (or substitute). If the amount in the Account is insufficient to pay Planned Premiums for any reason, the remaining Account balance will be applied as a partial premium payment, and we will notify you of the difference. Any subsequent Planned Premiums must be paid by you in accordance with the terms of the Base Policy.

Planned Premiums will continue to be made from the Account in the event that a monthly deduction waiver rider is activated on the Base Policy. The Planned Premiums will not be made from the Account in the event that benefits are paid under an accelerated benefits rider or a waiver of specified premiums rider. In such circumstances, a Full Cash Withdrawal is required.

Interest Crediting

Interest will be credited daily on the funds remaining in the Account. This interest is based on an effective annual rate we declare periodically. Such rate will be shown in the notice form that you sign when electing to make a Deposit. Once elected, this rate will not change, and it will continue in effect until this rider ends.

Withdrawals

Withdrawals There are two types of withdrawals permitted from the Account: a One-Time Withdrawal, and a Full Cash Withdrawal.

Withdrawal Fee And Waivers Full Cash Withdrawals are subject to a Withdrawal Fee not to exceed the Withdrawal Fee percentage shown on this rider’s specifications page.

We will waive the Withdrawal Fee for a Full Cash Withdrawal from the Account in the following cases (the “Special Withdrawals”):

a)	You elect to cancel the Base Policy in accordance with the Right To Examine provision in the Base Policy;

b)	The date the Base Policy ends due to the death of the Insured;

c)	You request a Full Cash Withdrawal while a monthly deduction waiver rider claim is active;

d)	When a claim becomes effective under a waiver of specified premium rider; or

e)	When benefits are paid under an accelerated benefits rider.

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General Provisions

Cash Or Loan Value This rider does not have Cash Value or Loan Value under the Base Policy. However, any amount in the Account is available as a One-Time Withdrawal or a Full Cash Withdrawal, subject to any applicable Withdrawal Fee requirements described in this rider.

Conformity With Law This rider is subject to all laws that apply.

When Rider Ends This rider will end, and we will pay you the entire amount then in the Account, if any, including any interest earned, less any applicable Withdrawal Fee, on the earliest of the following to occur:

a)	The date this rider expires because it was not funded by the Expiry Date shown on this rider’s specifications page;

b)	The date a Special Withdrawal occurs;

c)	The date the Base Policy ends pursuant to its terms;

d)	The date a Full Cash Withdrawal of the Account occurs; or

e)	The date there are no funds left in the Account.

If you are no longer living when any of the above occurs, these funds, if any, will be paid to the named Beneficiary for any Life Insurance Proceeds payable under the Base Policy. If no Beneficiary, for either all or part of the proceeds, survives you, the right to these funds will pass to your estate.

You are responsible for any Planned Premium payments, if any, after the rider ends.

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